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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549
                         FORM 12b-25



SEC FILE
NUMBER 0-31849
CUSIP NUMBER



                 NOTIFICATION OF LATE FILING
(Check One): Form 10-K X      Form 20-F Form 11-K Form 10-Q Form N-SAR
For Period Ended:  09/30/01
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: ___________________

 Read Instruction (on back page) Before Preparing
             Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing
checked above, identify the Item(s) to which the
notification relates:
____________________________________________________________


PART I-REGISTRANT INFORMATION

DIGITAL WORLD CUP,INC.


Full Name of Registrant

PROGOLFTOURNAMENTS.COM

Former Name if Applicable

63 St. Clair Avenue West, Suite 1704 Toronto,Ontario,Canada M4V 2Y9 Address of Principal Executive Office (Street and Number)

TORONTO, ONTARIO,CANADA,M4V 2Y9
City,State and Zip Code


PART II -- RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


        (a) The reasons described in reasonable detail in
        Part III of this form could not be eliminated without unreasonable effort or expense;
        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K or
 X Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III -- NARRATIVE
State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

               (Attach Extra Sheets if Needed)


THE FINANCIAL STATEMENTS FOR THE FISCAL YEAR ENDED SEPTEMBER
30, 2001 ARE NOT YET COMPLETE  AND WILL NOT BE COMPLETED
UNTIL AFTER DECEMBER 31, 2001.


PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

CHRISTOPHER J. MORAN                 770        518-9542

Name                              AREA CODE   PHONE NUMBER


(2) Have all other periodic reports reports required under
Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). XYes No
____________________________________________________________


(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes X No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

            DIGITAL WORLD CUP, INC._______________
       (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by
the undersigned hereunto duly authorized.
Date____DECEMBER 18, 2001_________ By___/S/ MICHAEL LEVINE, CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                          ATTENTION

International misstatements or omissions of fact constitute
Federal Criminal Violations (See 18 U.S.C. 1001).

                    General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this Chapter).


http://www.sec.gov/divisions/corpfin/forms/12b-25.htm
Last update: 07/20/2000